UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION

                                                       :
                          In the Matter of             :
                                                       :
                AMERICAN ELECTRIC POWER COMPANY, INC.  :        CERTIFICATE
                        Columbus, Ohio  43215          :            OF
                                                       :       NOTIFICATION
                              (70-5943)                :
                                                       :
             PUBLIC UTILITY HOLDING COMPANY ACT OF 1935:


         THIS IS TO CERTIFY that, in accordance with the terms and conditions of and for the purposes represented by the declaration, as amended, of American Electric Power Company, Inc. (the "Company") in the above-captioned file and the orders of the Securities and Exchange Commission with respect thereto (HCAR No. 19879, dated February 8, 1977; HCAR No. 19992, dated April 19, 1977; HCAR No. 20111, dated October 14, 1977; HCAR No. 20506, dated April 19, 1978; HCAR No. 20979, dated March 29, 1979; HCAR No. 21180, dated August 8, 1979; HCAR No. 21544, dated May 1, 1980; HCAR No. 22113, dated June 30, 1981; HCAR No. 22539, dated June 15, 1982; HCAR No. 22989, dated June 29, 1983; HCAR No. 23353, dated June 29, 1984; HCAR No. 23538, dated December 19, 1984; HCAR No. 23754, dated October 1, 1985; HCAR No. 23980, dated January 3, 1986; HCAR No. 24534, dated December 18, 1987; HCAR No. 25233, dated December 27, 1990; HCAR No. 25936, dated December 1, 1993; HCAR No. 26516 dated May 10, 1996; HCAR No. 26553, dated August 13, 1996; HCAR No. 27186, dated June 14, 2000 in file 70-9381; and HCAR No. 27258, dated December 19, 2000) during the period from October 1, 2003, through December 31, 2003, the Company issued a total of -0- shares of its Common Stock, $6.50 par value ("Common Stock"), to Stanley & Co. [a nominee of EquiServe Trust Company, N.A. ("EquiServe")], at a total purchase price of $-0-, for the accounts of participants in the Company's Dividend Reinvestment and Direct Stock Purchase Plan (the "Plan"). During such period, EquiServe, as Agent under the Plan, purchased on the open market for the accounts of participants a total of 357,769 shares of the Company's Common Stock, at a total purchase price of $10,133,724.08. These transactions are set forth in more detail in the attached Schedule I, incorporated herein by reference.


                                AMERICAN ELECTRIC POWER COMPANY, INC.


                                By: ____/s/ Wendy G. Hargus__________________
                                     Assistant Treasurer
Dated:  January 28, 2004

                                   SCHEDULE I
                                       to
                     CERTIFICATE OF NOTIFICATION (#70-5943)
                                       of
                      AMERICAN ELECTRIC POWER COMPANY, INC.
                  For the Period October 1 - December 31, 2003

TRANSACTIONS THIS PERIOD:

                            - ORIGINAL ISSUE SHARES -

                            SHARES         PRICE           TOTAL
      PERIOD                ISSUED       PER SHARE     PURCHASE PRICE
TOTAL O/I PURCHASE           -0-                            $-0-

                      - OPEN MARKET PURCHASES -

                     ARES AVERAGE   PRICE TOTAL
       DATE           PURCHASED     PER SHARE        PURCHASE PRICE
     10/07/03             7,644        29.605           226,301.73
     10/14/03             4,939        29.634           146,362.33
     10/21/03             6,267        29.680           186,004.56
     10/28/03             3,925        28.670           112,529.75
     11/04/03            14,445        28.171           406,930.10
     11/11/03             3,727        27.144           101,165.69
     11/18/03             5,390        27.161           146,397.79
     11/25/03             6,161        27.597           170,027.48
     12/02/03             8,006        27.943           223,708.00
     12/05/03            35,000        28.412           994,420.00
     12/08/03            35,000        28.133           984,655.00
     12/09/03            36,000        28.023         1,008,828.00
     12/09/03             4,858        27.900           135,538.20
     12/10/03            45,248        28.026         1,268,120.45
     12/11/03            45,000        28.317         1,274,265.00
     12/12/03            42,000        28.388         1,192,296.00
     12/15/03            41,611        28.486         1,185,330.95
     12/16/03             6,487        28.848           187,136.89
     12/23/03             2,172        30.120            65,420.64
     12/30/03             3,889        30.415           118,285.52
                          -----                         ----------
TOTAL O/M PURCHASE
                        357,769                     $10,466,724.08
                        =======                     ==============

                   - TOTAL ACTIVITY THIS PERIOD -
                 SHARES PURCHASED           TOTAL
                                       PURCHASE PRICE
O/I Shares           -0-               $   -0-
O/M Purchases      357,769             $10,466,724.08
                   -------             --------------

TOTAL ACTIVITY     357,769             $10,466,724.08
                   =======             ==============

PAGE TWO
SCHEDULE I to CERTIFICATE OF NOTIFICATION (#70-5943) of
AMERICAN ELECTRIC POWER COMPANY, INC.
For the Period October 1 - December 31, 2003



CUMULATIVE SUMMARY OF TRANSACTIONS:

                            - ORIGINAL ISSUE SHARES -
                                                           TOTAL
                                    SHARES ISSUED      PURCHASE PRICE

Totals from last report               47,773,594      $1,008,340,148.37
Transactions this period                 -0-                 -0-
                                         ---                 ---

   Total Original Issue Shares        47,773,594      $1,008,340,148.37
                                      ==========      =================


                            - OPEN MARKET PURCHASES -

                                                         TOTAL
                                   SHARES ISSUED     PURCHASE PRICE

Totals from last report             28,133,922      $885,859,745.17
Transactions this period               357,769       $10,133,724.08
                                 --     -------       --------------

   Total Open Market Shares         28,491,691      $895,993,469.25
                                    ==========      ===============